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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number:			Date examination completed:
	811-58433			March 31, 2018
2.	State Identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	Puerto Rico
Other (specify)
3. Exact name of investment company as specified in registration statement: BMO Funds, Inc.
4. Address of principal executive office (number, street, city, state, zip code): 111 East Kilbourn Avenue, Milwaukee, WI 53202

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2.  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

[BMO Funds’ Letterhead]

May 31, 2018

Management Statement Regarding Compliance With Certain Provisions of the Investment

Company Act of 1940

We, as members of management of BMO Funds, Inc. (BMO In-Retirement Fund, BMO Target Retirement 2015 Fund, BMO Target Retirement 2020 Fund, BMO Target Retirement 2025 Fund, BMO Target Retirement 2030 Fund, BMO Target Retirement 2035 Fund, BMO Target Retirement 2040 Fund, BMO Target Retirement 2045 Fund, BMO Target Retirement 2050 Fund, BMO Target Retirement 2055 Fund, BMO Conservative Allocation Fund, BMO Moderate Allocation Fund, BMO Balanced Allocation Fund, BMO Growth Allocation Fund, and BMO Aggressive Allocation Fund (collectively, the "Funds")), are responsible for complying with the requirements of subsections (b) and ( c) of rule 17f-2, "Custody of Investments by Registered Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2018 and from August 31, 2017 through March 31, 2018.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2018 and from August 31, 2017 through March 31, 2018 with respect to securities reflected in the investment accounts of the Funds.

BMO Funds, Inc.

/s/ Timothy M. Bonin

Timothy M. Bonin

Chief Financial Officer and Treasurer

[KPMG LLP Letterhead]

Report of Independent Registered Public Accounting Firm

The Board of Directors of
BMO Funds, Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that BMO Funds, Inc. (individually, BMO In-Retirement Fund, BMO Target Retirement 2015 Fund, BMO Target Retirement 2020 Fund, BMO Target Retirement 2025 Fund, BMO Target Retirement 2030 Fund, BMO Target Retirement 2035 Fund, BMO Target Retirement 2040 Fund, BMO Target Retirement 2045 Fund, BMO Target Retirement 2050 Fund, BMO Target Retirement 2055 Fund, BMO Conservative Allocation Fund, BMO Moderate Allocation Fund, BMO Balanced Allocation Fund, BMO Growth Allocation Fund, and BMO Aggressive Allocation Fund, collectively “the Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Act as of March 31, 2018. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2018, and with respect to agreement of security purchases and sales, for the period from August 31, 2017 (the date of our last examination) through March 31, 2018:

1.

Confirmation of all securities held by BMO Harris Bank, N.A. (the Custodian) in book entry form on behalf of the Funds, without prior notice to management;

2.

Reconciliation of all securities from the books and records of the Funds to the underlying funds and inspection of relevant trade documentation for reconciling items;

3.

Reconciliation of all securities between the books and records of the Custodian and the Funds;

4.

Confirmation of all securities purchased but not received by correspondence with brokers or by other appropriate auditing procedures;

5.

Agreement of 30 security purchases and 30 security sales since August 31, 2017, from the books and records of the Funds to trade documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsection (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2018, and for the period from August 31, 2017 through March 31, 2018, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of BMO Funds, Inc. and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Milwaukee, Wisconsin
May 31, 2018